November 22, 2024

Carl Anderson II
Senior Vice President and Chief Financial Officer
Axalta Coating Systems Ltd.
1050 Constitution Avenue
Philadelphia, Pennsylvania 19112

       Re: Axalta Coating Systems Ltd.
           Form 8-K filed August 1, 2024
           File No. 001-36733
Dear Carl Anderson II:

        We have reviewed your November 6, 2024 response to our comment letter and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our October
23, 2024 letter.

Form 8-K Filed August 1, 2024
Exhibit 99.1, page 1

1. We note your response to comment two. The adjustment that excludes step-up depreciation and amortization associated with the acquisition of DuPont Performance
       Coatings results in the presentation of non-GAAP measures which reflect part, but not all, of an accounting concept. As such, the resulting non-GAAP measures substitute individually tailored recognition and measurement methods. Please revise your non-
       GAAP measures to remove this adjustment in future filings. Refer to
100.04 of the
       SEC Staff's Non-GAAP Compliance and Disclosure Interpretations.
 November 22, 2024
Page 2

       Please contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services